Exhibit 99.2

Osler, Hoskin & Harcourt LLP 620 8th Avenue – 36th Floor New York, N.Y. 10018 212.867.5800 MAIN 212.867.5802 FACSIMILE

January 24, 2019

TO:	HEXO Corp.

490 Boulevard St-Joseph

Suite 204

Gatineau, Québec J8Y 3Y7

Re:	HEXO Corp.

Dear Ladies and Gentlemen:

We refer to the shelf prospectus supplement of HEXO Corp. (the “Corporation”) dated January 24, 2019 (the “Prospectus Supplement”) relating to the offering by the Corporation of its common shares under an amended and restated short form base shelf prospectus dated December 14, 2018 (amending and restating the short form base shelf prospectus dated November 19, 2018), forming part of the Registration Statement on Form F-10 (Registration No. 333-228924) filed by the Corporation with the U.S. Securities and Exchange Commission.

We hereby consent to the reference to our statements under the heading “Eligibility for Investment” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the U.S. Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ OSLER, HOSKIN & HARCOURT LLP